SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from _________ to _________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PACIFICORP K PLUS EMPLOYEE SAVINGS PLAN
825 N.E. Multnomah, Portland, Oregon  97232

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCOTTISH POWER plc
1 Atlantic Quay, Glasgow, G2 8SP, Scotland

PacifiCorp K Plus Employee
Savings Plan
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2000 and 1999

PacifiCorp K Plus Employee Savings Plan
Table of Contents

Page

Report of Independent Accountants.................................................

Financial Statements:
  Statement of Net Assets Available for Benefits.................................
  Statement of Changes in Net Assets Available for Benefits...................
  Notes to Financial Statements......................................................

Supplemental Schedule:
  Schedule H Part IV Line i
    Schedule of Assets Held for Investment Purposes at End of Year
      December 31, 2000..............................................................

1 2 3 4 11

Report of Independent Accountants

To the Trustees of
PacifiCorp K Plus Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PacifiCorp K Plus Employee Savings Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
June 25, 2001

PacifiCorp K Plus Employee Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2000 and 1999
2000	1999

Assets:
  Investments at fair value:
    ScottishPower ADS (Note 2)
    Mutual funds
    Common and commingled trust fund
    Guaranteed investment contracts
    Temporary cash investments
    Participant loans

    Total investments

  Receivables:
    Due from brokers for securities sold
    Dividends and interest

    Total receivables

    Total assets

Liabilities - due to brokers for securities purchased

    Net assets available for Plan benefits

$ 96,729,946 341,751,377 36,659,372 75,134,479 6,287,807 25,892,512 582,455,493 8,335,092 35,299 8,370,391 590,825,884 8,494,891 $582,330,993	$114,867,779 394,124,275 37,218,661 83,019,248 9,166,094 27,860,964 666,257,021 1,159,104 45,541 1,204,645 667,461,666 576,853 $666,884,813

The accompanying notes are an integral part of the financial statements.

PacifiCorp K Plus Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999

2000	1999

Change to net assets attributed to:
  Investment income:
    Net (depreciation) appreciation in fair value of investments
    Dividends
    Interest

    Total investment (loss) income

  Participant contributions
  Transfer from Employee Stock Ownership Plan

  Participant withdrawals
  Administrative expenses
  Transfers to TransAlta Plan (Note 2)

    Net (decrease) increase

Net assets available for benefits beginning of year

Net assets available for benefits end of year

$ (56,736,908) 39,523,262 7,470,942 (9,742,704) 37,684,426 874,846 28,816,568 82,862,107 160,043 30,348,238 113,370,388 (84,553,820) 666,884,813 $582,330,993	$ 14,666,682 34,165,311 6,926,298 55,758,291 35,282,220 324,733 91,365,244 52,314,848 207,438 - 52,522,286 38,842,958 628,041,855 $666,884,813

The accompanying notes are an integral part of the financial statements.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements

1.   Plan Description

     The following brief description of the PacifiCorp K Plus Employee Savings Plan (the Plan) is
     provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General

     Effective January 1, 1988, PacifiCorp (the Company) and most of its subsidiaries
     (collectively, the Employers) adopted the Plan. The Plan is a tax-qualified Employee
     Savings Plan covering employees of the Employers, except employees identified as "casual employees" within the Employers' payroll systems, employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees and temporary employees. Qualified employees of the Employers become eligible to participate after completing one month of service as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective January 1, 1999, the Plan adopted the American Institute of Certified Public
     Accountants Statement of Position 99-3, Accounting for and Reporting of Certain Defined
     Contribution Plan Investments and Disclosure Matters, which, among other things, eliminates the previous requirement to present fund information for participant directed investments. The adoption of this statement had no effect on reported net assets or changes in net assets available for benefits.

     Contributions
     Participants may elect to contribute a percentage of their pre-tax annual compensation as defined in the Plan (Pre-Tax Contributions). Different percentages can apply to separate employee groups, but in no event will the percentage be more than 16% of eligible compensation.

     Each of the Employers makes a matching contribution each year for each participant
     (Matching Contribution). The Matching Contribution is a percentage of the participant's
     Pre-Tax Contribution for the year, up to 6% of the participant's compensation for the year.
     The Matching Contribution percentage is 50% or a percentage fixed in the Employer's adoption statement, by resolution of the Board of Directors of the Employers and announced to participants, or pursuant to a collective bargaining agreement. Other than for participants covered by certain collective bargaining agreements, the Matching Contribution is made to the PacifiCorp K Plus Employee Stock Ownership Plan, another employee benefit plan sponsored by the Company.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

1.   Plan Description (Continued)

     Vesting
     Pre-Tax Contributions are fully vested at all times. Matching Contributions are vested based on years of service as follows:

Years of service	Percent vested
Less than 1 1 2 3 4 5 or more	0% 20% 40% 60% 80% 100%

     Participant accounts
     Each participant's account is credited with Pre-Tax Contributions, Matching Contributions, where applicable, and an allocation of the Plan's net earnings or losses. Pre-Tax
     Contributions are credited based on the participant's election, Matching Contributions are credited according to the formula defined in the Plan document, and Plan earnings are allocated based on participant account balances.

     Participant withdrawals
     Vested benefits are payable in a lump sum upon retirement, termination, death or disability.
     If the participant's account balance exceeds $5,000, the participant may defer payment, or upon retirement, elect installment payments over a specified period of time not exceeding 15 years from the date of commencement of benefits. The Plan also provides for withdrawals due to financial hardship.

     Participant loans
     Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance under the Plan. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, except for some loans, which are transferred in from other plans, which maintain their existing terms.
     The loans bear interest at a rate commensurate with local prevailing rates and are secured by the balance in the participant's account and an assignment of current pay of the participant sufficient to service the loan.

     Plan termination
     Although it has not expressed any intention to do so, the Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA. Upon terminating the Plan, the Company may either liquidate the assets or continue to pay benefits as they become payable under Plan provisions. If the assets are liquidated, the net assets (after payment of expenses) will be allocated among participants in proportion to their account balances.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

2.   Summary of Significant Accounting Policies

     Basis of accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment valuation
     On November 29, 1999, the Company and Scottish Power plc (ScottishPower) completed their merger under which the Company became an indirect subsidiary of ScottishPower.
     Each share of the Company's stock in the Plan was converted to 0.58 ScottishPower
     American Depository Shares (ScottishPower ADS). Each ScottishPower ADS represents four ordinary shares of ScottishPower common stock.

     The investments in ScottishPower ADS are stated at fair value based on published market quotations at year-end. The per share market values of the ScottishPower ADS at
     December 31, 2000 and 1999 were $30.31 and $28.00, respectively.

     Investments in mutual funds and the common and commingled trust fund are stated at fair value based on quoted market prices. Temporary cash investments and participant loans are stated at cost, which approximates fair value.

     The Plan's investments in guaranteed investment contracts are stated at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Plan management believes that the contract value approximates fair value for the guaranteed investment contracts. At December 31, 2000, the fair value of all investment contracts was
     $75,765,895. The average yield to maturity of the guaranteed investment contracts was
     6.24% at December 31, 2000 and 1999. There were no valuation reserves at December 31,
     2000 and 1999.

     Fixed rate guaranteed investment contract crediting rates are applied as determined at the time of purchase and are constant until maturity. Variable or floating rate contracts'
     crediting rates are reset from time to time to minimize the spread between market and book value for security backed investments or to allow the general account investment to be interest rate responsive. The reset values for security backed investment rates are a function of contract value, market value, yield and duration. The average crediting interest rate was
     6.36% and 6.14% at December 31, 2000 and 1999. Minimum crediting interest rates vary per contract.

     Some investment contracts contain contingencies that could lead to penalties being assessed on withdrawals from the contract that are the result of events initiated by the Company such as plan terminations, spin-offs or early retirement programs.

     Investment transactions and investment income
     Investment transactions are accounted for on the date the investments are purchased or sold
     (trade date). Interest income is recorded as earned. Dividend income is recorded on the ex dividend date.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

2.   Summary of Significant Accounting Policies (Continued)

     Investment transactions and investment income (continued)
     The Plan presents in the statement of changes in net assets available for benefits the net
     (depreciation) appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized (depreciation) appreciation on these investments.

     Tax status
     The Internal Revenue Service has determined and informed the Company by letter dated
     June 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

     Payment of Benefits
     Benefits are recorded when paid. As of December 31, 2000 and 1999, net assets available for benefits included benefits of $1,082,540 and $1,410,781, respectively, due to participants who have withdrawn from participation in the Plan.

     As a result of the May 4, 2000 sale of the Centralia power plant and adjacent mine to
     TransAlta, the related active employees ceased participation in the Plan. These participants'
     balances totaling $30,348,238 were transferred to a similar plan sponsored by TransAlta.

     Administrative expenses
     The Plan provides that each participating Employer may pay administrative costs and expenses of the Plan; those costs not paid by each Employer are paid from Plan assets.

     Participant loans
     Loan transactions are treated as a transfer between the investment funds and the Participant
     Loan Fund.

     Use of estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Reclassifications
     Reclassifications have been made to certain prior year amounts to make them comparable to the 2000 presentation. These changes had no effect on previously reported net assets available for benefits.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

2.   Summary of Significant Accounting Policies (Continued)

     New Accounting Pronouncements
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial
     Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and
     Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS
     No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting
     Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of
     Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution
     Pension Plans," requiring benefit responsive investment contracts (including synthetic GICs)
     to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS 133 will have on the Plan financial statements. The carrying value of those instruments is $75,134,479 at December 31, 2000.

     The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No.
     133 will be made based on the derivative positions and hedging relationships at the date of adoption.

3.   Investment Programs

     Upon enrollment in the Plan, a participant may direct contributions to any of the following funds:

     The Equity Fund - invests primarily in equity investments.
     The Balanced Fund - invests primarily in equity investments and bonds.
     The Bond Fund - invests primarily in mortgage-backed securities, U.S. Treasury Bonds, and corporate bonds.
     The Stable Asset Fund - invests primarily in guaranteed investment contracts.
     The ScottishPower ADS Fund - invests in ScottishPower ADS.
     The Money Market Fund - invests solely in U.S. treasury securities.
     The Aggressive Equity Fund - invests in equity instruments of small and medium size companies.
     The International Equity Fund - invests in equity investments of non-U.S. companies.
     The Life Path Funds - invests in various proportions of equity instruments and fixed income and debt instruments. There are five Life Path Funds from which the participant may choose.
     The S&P 500 Index Fund - invests in a portfolio of common stocks designed to match the overall return of the S&P 500 Index.
     Participant Loan Fund - loans to participants.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

3.   Investment Programs (Continued)

     The following presents current value of investments that represent 5% or more of the Plan's net assets:

2000	1999

ScottishPower ADS
Dodge & Cox Balanced Fund - The Balanced Fund
MFS-MIT Class 1 Equity Fund - The Equity Fund
Putnam New Opportunities Fund - The Aggressive
  Equity Fund
Bankers Trust Pyramid Equity Index Fund - The S&P
  500 Index Fund

$ 96,729,946 64,597,048 112,357,150 101,460,598 36,659,372	$ 114,867,779 78,353,404 142,996,643 102,233,184 37,218,661

4.   Net Change in Fair Value of Investments

     For the years ended December 31, 2000 and 1999, the Plan's investments (depreciated)
     appreciated in fair value as follows:

	2000	1999
ScottishPower ADS Mutual funds Common and commingled trust fund Net (depreciation) appreciation in fair value of investments	$ 12,706,225 (66,205,776) (3,237,357) $(56,736,908)	$(31,277,691) 40,603,790 5,340,583 $ 14,666,682

5.   Party-in-Interest Transactions

     Certain Plan investments are shares of ScottishPower ADS, the Bankers Trust Pyramid
     Directed Account Cash Fund and Pyramid Equity Index Fund. Indirectly, ScottishPower is
     the Plan Sponsor and Bankers Trust is the Trustee, as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

PacifiCorp K Plus Employee Savings Plan
Notes to Financial Statements, Continued

5.   Party-in-Interest Transactions (Continued)

     Purchases of sponsor-related stock during the years ended December 31, 2000 and 1999 were as follows:

Number of shares	Cost

Balance, December 31, 1998 PacifiCorp common stock

Purchases
Sales
Shares distributed

Balance, November 28, 1999 PacifiCorp common stock

Conversion to ScottishPower ADS at 0.58 ADS per one
  PacifiCorp share

Balance, November 29, 1999 PacifiCorp common stock

Balance, November 29, 1999 ScottishPower ADS

Purchases
Sales
Shares distributed

Balance, December 31, 1999 ScottishPower ADS

Purchases
Sales
Shares distributed

Balance, December 31, 2000 ScottishPower ADS

6,537,854 1,811,714 (1,195,573) (84,859) 7,069,136 (7,069,136) - 4,100,099 29,881 (23,346) (4,137) 4,102,497 1,230,038 (2,064,890) (76,554) 3,191,091	$125,987,642 33,799,108 (22,858,075) (1,588,972) 135,339,703 (135,339,703) - 135,339,703 926,743 (772,929) (141,493) 135,352,024 37,601,583 (67,331,516) (2,575,816) $103,046,275

6.   Concentration of Risk

     At December 31, 2000, the Plan's assets consist primarily of investments in financial instruments, including temporary cash investments, guaranteed investment contracts,
     ScottishPower ADS, mutual funds, common and commingled trust fund and participant loans. The Plan does not require collateral or other security to support the investments in these financial instruments. These investments may subject the Plan to concentrations of risk, as from time-to-time, cash balances exceed amounts insured by the Federal Deposit
     Insurance Corporation, market value of securities are dependent on the ability of the issuers to honor contractual commitments, and the value of ScottishPower ADS, mutual funds and the common and commingled trust fund are subject to changes in market values.

Supplemental Schedule

PacifiCorp K Plus Employee Savings Plan
Schedule H Part IV Line i
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000

(a)	(b) (c) Identity of issuer, borrower or similar party/description of investment	(d) Shares or face value	(e) Current value
*	Common Stock The ScottishPower ADS Fund	3,191,091	$ 96,729,946

Mutual Funds

Dodge & Cox Balanced Fund - The Balanced Fund
PIMCO Total Return Fund - The Bond Fund
MFS-MIT Class 1 Equity Fund - The Equity Fund
Putnam New Opportunities Fund - The Aggressive Equity Fund
T. Rowe Price International Stock Fund - The International Equity Fund
Vanguard Admiral Funds Inc. - The Money Market Fund
Life Path 2000 Fund
Life Path 2010 Fund
Life Path 2020 Fund
Life Path 2030 Fund
Life Path 2040 Fund

    Total Mutual Funds

		1,018,560 1,200,684 5,606,644 1,730,819 792,631 10,300,059 86,281 401,071 470,106 332,664 590,436	64,597,048 12,475,104 112,357,150 101,460,598 11,508,997 10,300,059 925,796 5,057,509 7,070,395 5,488,955 10,509,766 341,751,377
*	Common and Commingled Trust Fund Bankers Trust Pyramid Equity Index Fund - The S&P 500 Index Fund	11,408	36,659,372

Guaranteed Investment Contracts - The Stable Asset Fund

Transamerica Occidental, 5.60%, due 7/1/01
Bayersche Landesbank Girozentrale, 6.89%, due 4/23/02
Security Life of Denver, 6.70%, due 4/27/04
Transamerica Occidental, 7.22%, due 5/15/02
Principal Mutual Life, 7.20%, due 9/3/02
Bayersche Landesbank Girozentrale, 6.24%, due 11/15/01
Security Life of Denver, 6.96%, due 7/17/01
Principal Mutual Life, 6.34%, due 2/15/02
Canada Life Assurance Co., 6.00%, due 8/15/01
Metropolitan Life Insurance Co., 6.55%, due 9/8/04
Bank of America, 7.52%, due 9/15/04
GE Life and Annuity ASR Co., 5.94%, due 2/18/03
Metropolitan Life Insurance Co., 6.18%, due 3/27/03
John Hancock Mutual Life, 6.58%, due 6/30/03
Monumental Life Ins. Co., 6.46%, due 6/1/04
Monumental Life Ins. Co., 6.38%, due 2/7/05

		2,441,324 2,279,041 1,607,339 3,890,565 2,579,593 2,036,485 3,094,100 3,461,618 3,418,266 3,321,324 2,192,930 3,838,974 2,296,159 3,217,585 2,848,889 1,116,529	2,441,324 2,279,041 1,607,339 3,890,565 2,579,593 2,036,485 3,094,100 3,461,618 3,418,266 3,321,324 2,192,930 3,838,974 2,296,159 3,217,585 2,848,889 1,116,529

PacifiCorp K Plus Employee Savings Plan
Schedule H Part IV Line i, Continued
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000

(a)	(b) (c) Identity of issuer, borrower or similar party/description of investment	(d) Shares or face value	(e) Current value

Guaranteed Investment Contracts - The Stable Asset Fund (continued)

Chase Manhattan Bank/Primco Capital Management, Synthetic
    Guaranteed Investment Contract:
        Security Backed Investments, variable rates, due 3/15/02 - 4/16/07
        Synthetic Guaranteed Investment Contract Wrapper
Monumental Life Ins. Co./Primco Capital Management, Synthetic
    Guaranteed Investment Contract:
        Security Backed Investments, variable rates, due 7/31/02 - 5/15/21
        Synthetic Guaranteed Investment Contract Wrapper
State Street Bank & Trust/Primco Capital Management, Synthetic
    Guaranteed Investment Contract:
        Security Backed Investments, variable rates, due 6/30/03 - 3/25/07
        Synthetic Guaranteed Investment Contract Wrapper

    Total Guaranteed Investment Contracts

		9,210,110 (247,425) 12,359,631 (138,667) 10,197,868 112,241	$ 9,210,110 (247,425) 12,359,631 (138,667) 10,197,868 112,241 75,134,479
*	Temporary Cash Investments Bankers Trust Pyramid Directed Account Cash Fund		6,287,807
	Participant Loans Interest rates ranging from 6.5% to 12.5%		25,892,512
	Total Investments		$ 582,455,493
*	Denotes a party-in-interest.

SIGNATURES

THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE K PLUS EMPLOYEE SAVINGS ADMINISTRATIVE COMMITTEE, WHICH ADMINISTERS THE PLAN, HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

PacifiCorp By DANIEL J. ROSBOROUGH Daniel J. Rosborough Administrative Committee Secretary

Date:  June 25, 2001